CONFORMED COPY

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 31, 2010

Commission File Number: 000-30354

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes             ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated May 31, 2010 relating to the Change in Board Lot Size of the Company’s ordinary shares for trading on The Stock Exchange of Hong Kong Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/S/ LAI NI QUIAQUE
Name:	Lai Ni Quiaque
Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: May 31, 2010

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

CHANGE IN BOARD LOT SIZE

The Board announces that the board lot size of the Shares for trading on the Stock Exchange will be changed from 2,000 Shares to 1,000 Shares with effect from 9:30 a.m. on Monday, 21 June, 2010. The expected timetable for such change in board lot size is set out below.

Shareholders may submit their existing share certificate(s) in board lot of 2,000 Shares each to the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited, in exchange for new share certificates in board lot of 1,000 Shares each free of charge during business hours from Monday, 7 June 2010 to Monday, 12 July 2010 (both days inclusive).

CHANGE IN BOARD LOT SIZE

The Board announces that the board lot size of the Shares for trading on the Stock Exchange will be changed from 2,000 Shares to 1,000 Shares with effect from 9:30 a.m. on Monday, 21 June 2010.

The Directors are of the view that the change in board lot size will reduce the board lot value and may improve the liquidity of the Shares and enable the Company to attract more investors and broaden its Shareholder base. The change in board lot size will not result in any change in the relative rights of the Shareholders. The Directors consider that the change in board lot size is in the interest of the Company and the Shareholders as a whole.

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EXCHANGE OF NEW SHARE CERTIFICATES

Shareholders may submit their existing share certificate(s) in board lot of 2,000 Shares each to the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, in exchange for new share certificates in board lot of 1,000 Shares each free of charge during business hours from Monday, 7 June 2010 to Monday, 12 July 2010 (both days inclusive). After such period, such exchange of share certificates thereafter will be accepted only on payment of a fee of HK$2.50 (or such higher amount as may from time to time be specified by the Stock Exchange) for each new share certificate in board lot of 1,000 Shares each issued or each existing share certificate submitted, whichever number of share certificate involved is higher. It is expected that the new share certificates will be available for collection from the Company’s Share Registrar by the Shareholders within 10 business days after delivery of the existing share certificates to the Company’s Share Registrar for exchange purpose. Save and except for the change in the number of Shares for each board lot, new share certificate of Shares will have the same format and colour as the existing share certificate.

As from Monday, 21 June 2010, all new share certificates will be issued in board lot of 1,000 Shares each (except for odd lots or where the Company’s Share Registrar is otherwise instructed). All existing share certificates in board lot of 2,000 Shares each will continue to be good evidence of legal title to such Shares and be valid for transfer, delivery and settlement purposes.

EXPECTED TIMETABLE

First day for free exchange of existing share certificates in board lot of 2,000 Shares each for new share certificates in board lot of 1,000 Shares each	Monday, 7 June 2010

Effective date of the change in board lot size from 2,000 Shares to 1,000 Shares	9:30 a.m. on Monday, 21 June 2010

Original counter for trading in the Shares in board lot of 2,000 Shares each becomes counter for trading in the Shares in board lot of 1,000 Shares	9:30 a.m. on Monday, 21 June 2010

Temporary counter for trading in the Shares in board lot of 2,000 Shares each opens	9:30 a.m. on Monday, 21 June 2010

Parallel trading in Shares commences	9:30 a.m. on Monday, 21 June 2010

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Temporary counter for trading in the Shares in board lot of 2,000 Shares each closes	4:00 p.m. on Monday, 12 July 2010

Parallel trading in Shares ends	4:00 p.m. on Monday, 12 July 2010

Last day for free exchange of existing share certificates in board lot of 2,000 Shares each for new share certificates in board lot of 1,000 Shares each	Monday, 19 July 2010

DEFINITIONS

Unless the context requires otherwise, the following terms have the following meanings in this announcement:

“Board”	the board of directors of the Company

“Company”	City Telecom (H.K.) Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Stock Exchange

“Directors”	director(s) of the Company

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Share(s)”	ordinary share(s) of HK$0.10 each in the capital of the Company

“Shareholder(s)”	holder(s) of the Share(s)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board City Telecom (H.K.) Limited Lai Ni Quiaque Executive Director, Chief Financial Officer and Company Secretary

Hong Kong, 31 May 2010

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

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